Mail Stop 6010

June 20, 2006

John Farley
Chief Executive Officer
AVVAA World Health Care Products, Inc.
Box 459, 1710 Shuswap Avenue
Lumby, BC, Canada V0E 2G0

Re: AVVAA World Health Care Products, Inc.
Preliminary Proxy Statement on Schedule 14A
File Number 0-31611

Dear Mr. Farley:

        This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Increase in Authorized Capital Stock, page 14

1.   We refer you to your registration statement on Form SB-2 File No. 333-134321, which you filed on May 19, 2006. In that registration statement you indicated that you were planning on amending your certificate of incorporation to increase the number of authorized capital stock available to you in connection with the conversion of the notes and purchase agreement as described in the Form SB-2. In that regard, it is our understanding that you are including this proposal to increase your authorized amount of common stock for purposes related to conversion of the notes you have outstanding. As such, please revise this proxy statement to provide that one of the reasons you are seeking to increase the number of authorized shares of your common stock is to have sufficient shares to cover the conversion of the notes and purchase agreement. Additionally, please revise this proxy statement to include information about the notes and the purchase agreement. Please ensure that the disclosure you have in your proxy statement and Form SB-2 are consistent with each other.

2.   Please provide a statement, if true that, you have no current intentions or understandings to issue the additional authorized shares of capital stock other than with respect to the conversion of the notes as set forth in your Form SB-2.

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Please file your response letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Song P. Brandon at (202) 551-3621 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin LLP
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726